EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Report - Possible Decline in Value of Subsidiaries

Tel Aviv, Israel – January 8, 2019 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that on January 7, 2019 as part of the multi-year forecasts of the Bezeq Group companies, meetings were held at the Boards of the Company’s subsidiaries, Pelephone Communications Ltd, Bezeq International Ltd (“Bezeq International”) and D.B.S. Satellite Services (1998) Ltd (“yes”) (jointly “the Subsidiaries”), concerning a review of the multi-year forecasts based on preliminary estimates and certain scenarios of the Subsidiaries’ managements.

As a result of these discussions and allowing for the cash flows derived from the above scenarios in the forecast period and for the purpose of preparing the Company’s annual financial statements, there are expected to be updated valuations as a result of which and according to their results, there is a possibility of a very material decline in the value of the businesses and/or a decline in the value of some of the Subsidiaries.

The Company is weighing whether it is correct, in accounting terms, to treat the businesses of Bezeq Fixed-Line, yes and Bezeq International as a single cash-generating unit in place of three separate units, and therefore it is considering the appropriate accounting treatment. Treating these businesses as separate cash-generating units is likely to lead to the aforementioned decline in value of the business and to writing off material amounts of the book value of yes in the Company’s balance sheet, and to an adjustment of the net profit and of the Company’s shareholders’ equity. On the other hand, treating these businesses as a single cash-generating unit is likely to lead to a less significant write-off in the book value of yes.

The Company has not yet carried out updated valuations and has still not completed the process of assessing the accounting treatment, as stated above. The managements of the Subsidiaries are constantly assessing the commercial implications and the steps required to improve the commercial results.

Part of the information included in this report is forward looking information in the meaning of the term in the Securities Law, 1968, and is based, inter alia, on estimates and forecasts concerning future trends in the markets applicable to the Subsidiaries, and the impact of these on the values of the Subsidiaries. Accordingly, the information may not come about in whole or in part if the Company’s estimates and forecasts will be realized differently than expected.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.